SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 10)

                   Under the Securities Exchange Act of 1934*

                             Nabi Biopharmaceuticals
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    629519109
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                November 10, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------------                              ------------------
CUSIP No. 629519109                                           Page 2 of 10 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                                 I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    5,750,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,750,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,750,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------------                              ------------------
CUSIP No. 629519109                                           Page 3 of 10 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    3,724,100
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,724,100
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,724,100
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------------                              ------------------
CUSIP No. 629519109                                           Page 4 of 10 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    5,750,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,750,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,750,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------------                              ------------------
CUSIP No. 629519109                                           Page 5 of 10 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Jason Aryeh
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,232,650
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,232,650
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,232,650
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 10 (the "Amendment") amends the Schedule 13D filed on April 17, 2006 (together with Amendment No. 1 thereto previously filed on April 27, 2006, Amendment No. 2 thereto previously filed on June 15, 2006, Amendment No. 3 thereto previously filed on August 16, 2006, Amendment No. 4 thereto previously filed on September 5, 2006, Amendment No. 5 thereto previously filed on September 14, 2006, Amendment No. 6 thereto previously filed on September 26, 2006, Amendment No. 7 thereto previously filed on October 4, 2006, Amendment No. 8 thereto previously filed on October 16, 2006, and Amendment No. 9 thereto previously filed on October 30, 2006, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund"), Daniel S. Loeb, an individual ("Mr. Loeb" and together with the Management Company and the Offshore Fund, the "Third Point Reporting Persons") and Jason Aryeh, an individual ("Mr. Aryeh" and, together with the Third Point Reporting Persons, the "Reporting Persons"). Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.10 per share, of Nabi Biopharmaceuticals, a Delaware corporation (the "Company"). The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including but not limited to the Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Third Point Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of their ownership or the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. Mr. Aryeh may be deemed to have beneficial ownership of the shares of Common Stock directly owned by JALAA Equities, LP ("JALAA"), JLV Investments, LP, the Jason Aryeh Trust, the Jason Aryeh 2003 Family Trust, the Jason Aryeh IRA, and Ann Schroeder (collectively, the "Aryeh Entities") by virtue of his ability to vote and/or to dispose of the securities held by the Aryeh Entities, including the Common Stock.


Item 4.   Purpose of Transaction.

     On November 10, 2006, the Management Company entered into an agreement with the Company (the "Settlement Agreement") pursuant to which the Company agreed to add two individuals identified by the Management Company -- Jason Aryeh and Timothy Lynch (the "Third Point Nominees") -- to the Board. The Company


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


also agreed to establish a strategic action committee of the Board (the "SAC") consisting of the two Third Point Nominees (one of whom will be chairman of the SAC), one director chosen by the Company and two additional directors of the Company chosen by the Third Point Nominees. The Settlement Agreement provides that the SAC has the full power and authority of the Board, subject only to limitations on committee powers under the Delaware General Corporation Law, (i) to actively explore and consider for recommendation to the Board strategic alternatives for the Company, including (A) asset acquisitions or sales, joint ventures, strategic alliances and licensing and development agreements, in each case involving the expenditure or receipt by the Company of more than $10 million, (B) a recapitalization, and (C) the merger or sale of all or substantially all assets of the Company (each of the transactions in clauses
(A), (B) and (C) being a "Strategic Transaction") and (ii) to review and consider for recommendation to the Board any clinical trial to be conducted by the Company involving the net expenditure by the Company (after taking into consideration any reimbursement by a third party) of more than $10 million other than any clinical trial that is currently being conducted by the Company or that the Company is obligated to conduct under any agreement with a third party (each, a "Qualified Expenditure"). The Settlement Agreement provides that the Board will not approve any Strategic Transaction or Qualified Expenditure without the recommendation of a majority of the members of the SAC. At any time after the Company's 2008 annual meeting of stockholders (the "2008 Annual Meeting"), the Board may in its sole discretion dissolve the SAC.

     The Settlement Agreement also provides that the Company will include the Third Point Nominees on its slate of director nominees at the Company's 2007 annual meeting of stockholders (the "2007 Annual Meeting") and that if any Third Point Nominee resigns from the Board prior to the 2008 Annual Meeting, the Management Company will have the right, with the consent of the Company (not to be unreasonably withheld or delayed), to designate a reasonably qualified successor to such Third Point Nominee (whereupon such successor shall be deemed a "Third Point Nominee" for all purposes under the Settlement Agreement). At the Management Company's option and subject to confidentiality restrictions, the Management Company will have the right, from time to time until dissolution of the SAC, to be updated in detail by the Third Point Nominees, the SAC and the SAC's financial advisors as to any and all matters within the power and authority of the SAC. The Management Company currently does not intend to exercise this informational right in the near future so that it will not receive pursuant thereto material nonpublic information of the Company, and has so


                                    7 of 10
advised the Third Point Nominees, but it reserves the right to obtain such information at any time in the future. The Settlement Agreement also provides that the Company will pay for or reimburse to the Management Company and its affiliates all of their out-of-pocket costs and expenses, up to an aggregate of $250,000, in connection with their efforts to induce the Company to pursue strategic alternatives and in connection with the Solicitation (as defined below), including without limitation legal fees and the fees of the proxy solicitor retained by the Management Company and its affiliates.

     Pursuant to the Settlement Agreement, the Management Company has terminated its intended solicitation of consents (the "Solicitation") to remove a majority of the Board and to request that the Board fill the vacancies created by removal with individuals identified by the Management Company. The Management Company also agreed in the Settlement Agreement that until completion of the 2007 Annual Meeting it will not, nor will any of its affiliates, directly or indirectly, solicit proxies or consents for the voting of any voting or other securities of the Company or otherwise become a "participant," directly or indirectly, in any "solicitation" of "proxies" or consents to vote, or become a "participant" in any "election contest" involving the Company or the Company's securities, (ii) seek to advise or influence any person with respect to the voting of any securities of the Company, (iii) initiate, propose or otherwise "solicit" the Company stockholders for the approval of shareholder proposals, (iv) otherwise communicate with the Company's stockholders or others pursuant to Rule 14a-1(l)(2)(iv) under the Securities Exchange Act of 1934, (v) otherwise engage in any course of conduct with the purpose of causing stockholders of the Company to vote contrary to the recommendation of the Board on any matter presented to the Company's stockholders for their vote or challenging the policies of the Company or (vi) otherwise act, directly or indirectly, alone or in concert with others, to seek to control or influence the management, the Board, policies or affairs of the Company, other than through the Third Point Nominees.

     In addition, the Settlement Agreement provides that until the completion of the 2007 Annual Meeting, at each meeting of stockholders of the Company held for the purpose of electing any member of the Board, the Management Company will, and will cause its affiliates to, cause all voting securities of the Company beneficially owned by each of them to be present at such meeting for purposes of establishing a quorum and to be voted (x) for the nominees recommended by the Board (provided such nominees


                                    8 or 10
include the Third Point Nominees), (y) on all other proposals of the Board and any proposals by other stockholders of the Company not covered by clause (z) below, as the Management Company determines is appropriate, and (z) in accordance with the recommendation of the Board on any proposals of any other stockholder of the Company who is also proposing one or more nominees for election as director in opposition to the nominees of the Board at any such meeting. The Management Company has also agreed not to, and to cause its affiliates not to, execute any written consent to approve any proposal by any other stockholder of the Company (including a proposal for the removal and/or election of new members of the Board) that has not been recommended by the Board.

     Pursuant to an agreement by and between the Company, Mr. Aryeh and JALAA (the "Aryeh Agreement"), which was signed simultaneously with the Settlement Agreement, Mr. Aryeh and JALAA agreed to be bound by the same restrictions as are described in the immediately preceding two paragraphs.

     The Settlement Agreement and the Aryeh Agreement are filed with this Amendment as Exhibits 99.1 and 99.2, respectively, and the foregoing description of such agreements is qualified by reference to such agreements.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Reference is made to Item 4 for a description of the Settlement Agreement and Aryeh Agreement.


Item 7.   Material to be Filed as Exhibits.

     99.1 Settlement Agreement, dated November 10, 2006, by and among the Management Company and the Company.

     99.2 Aryeh Agreement, dated November 10, 2006, by and among Mr. Aryeh, JALAA and the Company.


                                    9 of 10

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: November 13, 2006


                                             THIRD POINT LLC



                                             By: /s/ Daniel S. Loeb
                                                 -------------------------------
                                                 Name:   Daniel S. Loeb
                                                 Title:  Chief Executive Officer




                                             THIRD POINT OFFSHORE FUND, LTD.



                                             By: /s/ Daniel S. Loeb
                                                 -------------------------------
                                                 Name:   Daniel S. Loeb
                                                 Title:  Director





                                             /s/ Daniel S. Loeb
                                             -----------------------------------
                                             Daniel S. Loeb




                                             /s/ Jason Aryeh
                                             -----------------------------------
                                             Jason Aryeh



               [SIGNATURE PAGE TO AMENDMENT NO. 10 TO SCHEDULE 13D
                    WITH RESPECT TO NABI BIOPHARMACEUTICALS]


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